# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HCW BIOLOGICS INC., CIK 0001828673
CUSIP: 40423R204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 N. Commerce Parkway, Miramar, Florida (FL), 33025
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001866258
Persons authorized to receive notices and communications: Hing C. Wong, Ph.D., HCW Biologics Inc., 2929 N. Commerce Parkway, Miramar, Florida (FL), 33025, 954-842-2024

## Reporting persons
- Hing C. Wong, Ph.D. (CIK 0001866258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 398,719; shared voting power 103,192; sole dispositive power 398,719; shared dispositive power 103,192; aggregate amount beneficially owned 501,911 (23.38% of the class)
  Comment: Lines 8 and 10: Represents shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.
  Line 11: Includes 103,192 shares of Common Stock held in the joint names of Hing C. Wong, Ph.D., and his spouse, Ms. Bee Yau Huang.
  Line 13: Percentage calculated based on 2,146,601 shares of common stock, par value $0.0001 per share, outstanding as of May 15, 2025, the closing date of the Company's follow-on public offering, as previously reported.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HCW BIOLOGICS INC.
Address of issuer's principal executive offices: 2929 N. Commerce Parkway, Miramar, Florida (FL), 33025

## Item 2. Identity and Background
Name of person filing: Hing C. Wong, Ph.D.
Residence or business address: HCW Biologics Inc., 2929 N. Commerce Parkway, Miramar, FL 33025
Present principal occupation or employment: Founder and Chief Executive Officer of HCW Biologics Inc., scientist and inventor
Criminal convictions in the last five years: NA
Civil proceedings (securities laws) in the last five years: NA
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of May 6, 2025, the Reporting Person held individually or jointly with his spouse, Ms. Bee Yau Huang, 401,357 shares of Common Stock purchased for an aggregate amount of $17,504,139. As previously reported, on May 7, 2025, the Reporting Person converted his holdings of Secured Notes to purchase 92,500 unregistered shares of Common Stock at $26.00 per share, for an aggregate amount of $2,405,000. As previously reported, on May 15, 2025, the Reporting Person converted his holdings of an unsecured promissory note to purchase 8,054 shares of Common Stock at $7.45 per share, for an aggregate amount of $60,002. In the aggregate, the Reporting Person holds individually or jointly with his spouse 501,911 shares of Common Stock that he purchased for an aggregate amount of $19,969,141. All purchases were made with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Clean up the balance sheet through extinguishment of debt for equity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As previously reported, on May 7, 2025, HCW Biologics Inc. (the "Company") converted $6.6 million of the outstanding principal of its Secured Notes. In such conversion, the Company issued 253,083 unregistered shares of Common Stock at $26.00 per share and warrants that may be exercised to purchase up to $3.3 million of Common Stock at $26.00 per share. No warrants have been exercised.

As previously reported, on May 15, 2025, the Company issued 671,140 registered shares of Common Stock at $7.45 per Unit, consisting of a share of Common Stock or a Pre-Funded Warrant to purchase one share of Common Stock and two warrants, each to purchase one share of Common Stock. At closing, the Company issued 158,000 shares of Common Stock and Pre-Funded Warrants to purchase 513,140 shares of Common Stock. As reported by the Company, since issuance, the investor exercised 459,140 of its Pre-Funded Warrants to purchase shares of Common Stock.

As previously reported, on May 15, 2025, the Company converted $270,000 of the outstanding principal of unsecured promissory notes. In such conversion, the Company issued 36,242 registered shares of Common Stock at $7.45 per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has beneficial ownership of 501,911 shares of Common Stock. The percentage of beneficial ownership is approximately 23.38% of outstanding shares of Common Stock. The percentage of Common Stock is based on 2,146,601 shares of Common Stock issued and outstanding as of May 15, 2025.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of Common Stock that the Reporting Person beneficially owned as of May 15, 2025, except for 103,192 shares of Common Stock which he shares the power to dispose or direct the disposition of with his spouse, Ms. Bee Yau Huang.
Transactions in the class effected during the past sixty days: Other than as previously reported, the Reporting Person has not effected any transaction in Common Stock in the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person entered into an agreement dated May 1, 2025 with the Company in which he agreed not to sell, transfer, pledge or otherwise dispose of any shares of Common Stock that he received as a result of the conversion of the Secured Notes for a period of 180 days from the time of conversion which occurred on May 7, 2025. The Reporting Person also entered into an agreement dated May 5, 2025 with the Company to which he agreed not to sell, transfer, pledge or otherwise dispose of any shares of Common Stock that he received as a result of the conversion of the unsecured promissory notes for period of 90 days from the time of conversion which occurred on May 15, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No exhibits to be filed.

## Signatures
- Hing C. Wong, Ph.D.: /s/ Hing C. Wong, Ph.D., Founder and Chief Executive Officer, HCW Biologics Inc. (06/13/2025)